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                      HART-SCOTT-RODINO WAITING PERIOD FOR
                           TEFRON LTD. ACQUISITION OF
                         ALBA-WALDENSIAN, INC. EXPIRES

BNEI-BRAK, ISRAEL and VALDESE, N.C., December 3, 1999 - Tefron Ltd. (NYSE: TFR) and Alba-Waldensian, Inc. (AMEX: AWS) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the acquisition of Alba-Waldensian by a subsidiary of Tefron expired on November 27, 1999.

On November 8, 1999, Tefron and Alba-Waldensian entered into a definitive acquisition agreement, providing for a tender offer by the Tefron subsidiary for all of Alba-Waldensian's outstanding common stock at $18.50 per share in cash, to be followed by the merger of the Tefron subsidiary into Alba-Waldensian. The tender offer commenced on November 12, 1999 and is scheduled to expire on December 13, 1999.